Exhibit 99.2

Invitation to attend the extraordinary shareholders’ meeting of the Company to be held on July 9, 2026

June 19, 2026

REGULATED INFORMATION

June 19, 2026, 10:30pm CET / 4:30pm ET

NYXOAH SA

(Euronext Brussels/Nasdaq: NYXH)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(hereinafter the “Company”)

Invitation to attend the extraordinary shareholders’ meeting of the Company to be held on July 9, 2026

The board of directors of the Company is pleased to invite its securities holders to attend the extraordinary shareholders’ meeting of the Company, to be held on Thursday, July 9, 2026 at 2:00 p.m. CET at the Company’s seat, or at such other place as will be indicated prior to such time.

The Company will also set up a video conference to allow holders of securities of the Company who have duly registered for the extraordinary shareholders’ meeting to follow the meeting remotely and ask questions, as the case may be in writing, during the meeting. The modalities to attend the meeting via video conference will be communicated to the relevant securities holders in due time. The videoconference will not qualify as an electronic communication tool to attend and vote at the extraordinary shareholders’ meeting as referred to in Article 7:137 of the Belgian Code of Companies and Associations (the “CCA”), but will be an extra facility for securities holders to follow the shareholders’ meeting. Holders of securities wishing to attend the meeting via video conference and also validly vote on the items on the agendas, are invited to exercise their voting rights prior to the shareholders’ meeting by following the rules set out in this convening notice, either by voting remotely by mail, or by giving a proxy to a representative of the Company.

In order to facilitate the keeping of the attendance list on the day of the extraordinary shareholders’ meeting, the holders of securities issued by the Company and their representatives are invited to register as from 1:45 p.m. CET.

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

1.	Acknowledgment and discussion of the special report by the board of directors drawn up in accordance with article 7:199 of the CCA relating to the proposal to renew the authorized capital

1.	Renewal of the authorization to the board of directors to increase the share capital within the framework of the authorized capital

Proposed decision: The shareholders’ meeting resolves to renew the authorization to the board of directors to increase the share capital in one or several times, during a period of five (5) years as from the publication in the Annexes to the Belgian Official Gazette of this authorization, with an aggregate amount equal to the amount of the capital of the Company on the date immediately preceding the date of the shareholders’ meeting resolving on the approval of the renewed authorized capital, and this in accordance with the terms and conditions set forth in the special report of the board of directors prepared in accordance with Article 7:199 of the CCA, as referred to in agenda item 1 of this extraordinary shareholders’ meeting.

Consequently, the shareholders’ meeting resolves to delete the first and second paragraph of Article 7 (“Authorized capital”) of the articles of association of the Company entirely and to replace such first and second paragraph of Article 7 respectively with the following text (whereby (i) the amount referred to between brackets in the first paragraph shall be the amount of the capital of the Company on the date immediately preceding the date of the shareholders’ meeting resolving on the approval of the renewed authorized capital, (ii) the date referred to between brackets in the second paragraph shall be the date of the shareholders’ meeting approving the renewed authorized capital, and (iii) the other provisions of Article 7 remain in place and are re-approved):

A)   text of the first paragraph: “The board of directors is authorized to increase the capital of the company on one or several occasions in accordance with the Code of Companies and Associations by a maximum aggregate amount of EUR [amount of the capital of the Company on the date immediately preceding the date of the shareholders’ meeting resolving on the approval of the renewed authorized capital].”

B)    text of the second paragraph: “This authorization is valid for a period of five years as from the date of publication in the Annexes to the Belgian State Gazette of an extract of the minutes of the extraordinary shareholders’ meeting of the company of [date of the shareholders’ meeting approving the renewed authorized capital].”

1.	Power of attorney to the notary

Proposed decision: The shareholders’ meeting decides to grant the acting notary, and any other notary of “Berquin Notarissen”, all powers to draw up and sign a restated version of the articles of association of the Company and to file them in the appropriate data base in accordance with applicable law.

ADMISSION FORMALITIES AND PARTICIPATION IN THE SHAREHOLDERS’ MEETING

In order to attend the extraordinary shareholders’ meeting on July 9, 2026, the holders of shares, subscription rights and convertible bonds must comply with articles 26 and 27 of the Company’s articles of association and the following formalities.

The holders of subscription rights or convertible bonds issued by the Company can, in accordance with Article 7:135 of the CCA, only attend the shareholders’ meeting with a consultative vote.

In order to be able to participate in the extraordinary shareholders’ meeting, a holder of securities issued by the Company must satisfy two conditions: (a) be registered as holder of such securities on the registration date and (b) notify the Company, as described below.

Registration date

The registration date is June 25, 2026 at midnight (Belgian time). Only persons registered as securities holders on that date and time will be entitled to attend and (if they are shareholders) vote at the meeting. The number of securities held by the securities holder on the day of the meeting will not be taken into account.

•	Holders of registered shares, subscription rights or convertible bonds must be registered in the Company’s share register, subscription rights register or convertible bond register, as the case may be, by midnight (Belgian time) on June 25, 2026.

•	Holders of dematerialized shares must deliver, or have delivered, to the Company, at the latest on July 3, 2026 at midnight (Belgian time), a certificate issued by the authorized account holder or by the settlement institution certifying the number of dematerialized shares registered in the name of the shareholder in its accounts on the registration date, for which the shareholder has declared his intention to participate in the meeting. This certificate must be sent to the Company by e-mail to shareholders@nyxoah.com.

Intention to participate in the meeting

The securities holders must inform the board of directors of the Company by e-mail to shareholders@nyxoah.com no later than July 3, 2026, of their intention to participate in the meeting, indicate the number of securities for which they intend to vote, and, for holders of dematerialized shares, present proof of their registration as a shareholder on the registration date.

In order to attend the meeting, securities holders and proxy holders must prove their identity and representatives of legal entities must submit documents establishing their identity and their power of representation, at the latest immediately before the start of the meeting.

Voting by proxy or by mail

Shareholders can exercise their voting rights prior to the meeting either (i) by voting by mail or (ii) by giving a proxy to a representative of the Company.

If shareholders vote by proxy, the proxy holder will be a representative of the Company. This proxy holder may only exercise the voting right in accordance with the voting instructions contained in the proxy.

The proxy voting form and the form for voting by mail approved by the Company must be used for this purpose. These forms can be downloaded from the Company’s website ( https://investors.nyxoah.com/shareholder-information > Shareholders’ Meetings).

If shareholders vote by proxy or by mail, they must, in addition to the above formalities, send by e-mail to shareholders@nyxoah.com a duly completed and signed proxy voting form or form for voting by mail. These documents must reach the Company no later than July 3, 2026.

Note that the proxy voting forms and the forms for voting by mail may be signed by using an electronic signature as provided for in Article 7:143 § 2 of the CCA.

Participation in the virtual shareholders’ meeting

Securities holders wishing to participate remotely, virtually and in real time, to the Company’s extraordinary shareholders’ meeting are required to confirm their participation and communicate their e-mail address to the Company by July 3, 2026 at the latest by e-mail to shareholders@nyxoah.com.

A few days before the shareholders’ meeting, securities holders who have completed this formality will receive by e-mail (at the address they will have communicated to the Company) a link, and as the case may be a user name and a password, enabling them to follow and participate in the shareholders’ meeting via their computer, tablet or smartphone.

Just before the start of the shareholders’ meeting, the securities holders will have to click on the link that will have been previously communicated to them by e-mail, and as the case may be enter their user name and password, in order to join the virtual shareholders’ meeting.

Securities holders attending the virtual shareholders’ meeting will have the opportunity to view the live broadcast of the meeting in real time and to ask questions to the directors, as the case may be in writing, during the meeting regarding the items on the agenda.

Right to ask questions

Shareholders who wish to do so may send any questions they may have to the Company, relating solely to the agenda of the extraordinary shareholders’ meeting, by e-mail to shareholders@nyxoah.com, no later than July 3, 2026. The answers to these questions will be provided during the extraordinary shareholders’ meeting in accordance with applicable law.

Documentation

All documents concerning the extraordinary shareholders’ meeting that are required by law to be made available, as well as the total number of shares and voting rights outstanding, are available on the Company’s website on: https://investors.nyxoah.com/shareholder-information. The documents are also available at the seat of the Company and can only be consulted by appointment made by e-mail (shareholders@nyxoah.com). Shareholders may also obtain a hard copy of these documents free of charge by sending an e-mail to shareholders@nyxoah.com.

The aforementioned formalities, as well as the instructions on the Company’s website and on the proxy voting forms and forms for voting by mail must be strictly observed.

Various

Quorum: In accordance with Article 7:153, second paragraph of the CCA, the extraordinary shareholders’ meeting can validly deliberate and vote on the agenda items of the extraordinary shareholders’ meeting, irrespective of the portion of the capital that is represented by the shareholders present or represented.

Voting: Each share entitles the holder to one vote.

Majority: In accordance with Article 7:153 of the CCA, the decision proposed in item 2 of the agenda of the extraordinary shareholders’ meeting will be adopted if it is approved by 75% of the votes validly cast by the shareholders present or represented whereby blank votes and abstentions are not taken into account. In accordance with applicable law, the decision proposed in item 3 of the agenda of the extraordinary shareholders’ meeting will be adopted if it is approved by a simple majority of the votes validly cast by the shareholders present or represented.

Personal data: The Company is responsible for the processing of personal data that it receives or collects from holders of securities issued by the Company and agents in connection with the Company’s shareholders’ meeting.

The processing of such data will be carried out for the purpose of organizing and holding the shareholders’ meeting, including convening, registration, attendance and voting, as well as maintaining lists or registers of securities holders and for purposes of analysis of the Company’s securities holders’ base.

The data include, but are not limited to, the following: identification data, the number and nature of a holder’s securities issued by the Company, proxies and voting instructions. This information may also be transferred to third parties for the purpose of assisting or servicing the Company in connection with the foregoing.

The processing of such data will be carried out, mutatis mutandis, in accordance with the Company’s privacy notice available on the Company’ website: https://www.nyxoah.com/privacy-notice-nyxoah.

The Company draws the attention of holders of securities issued by the Company and agents to the description of the rights they may have as data subjects, such as, inter alia, the right of inspection, the right to rectify and the right to object to processing, which are set out in the section entitled “What rights can you exercise?” of the aforementioned privacy notice.

All this is without prejudice to the applicable rules on registration, use of information and participation in shareholders’ meetings in order to exercise your rights as a data subject. For any other information relating to the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at privacy@nyxoah.com.

The board of directors

Attachment

•	Nyxoah - Second ESM 2026 convening notice - PR - ENG